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                              November 18, 2020

       Lars Staal Wagner, M.D.
       Chief Executive Officer
       Evaxion Biotech A/S
       Bredgade 34E
       1260 Copenhagen K
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted October
22, 2020
                                                            CIK No. 0001828253

       Dear Dr. Wagner:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. Please revise your product pipeline table on pages 2, 116 and 126 to include separate columns for Phase 2 and
Phase 3.
   2. We note certain statements in this section and in the Business section that preliminary data from your EVX-01
clinical trial shows "early signs of potential efficacy" in combination with check point
inhibitor therapy, that you have demonstrated that development and iterative training of
your AI platform "directly translates into improved antitumor effect in
 Lars Staal Wagner, M.D.
FirstName  LastNameLars  Staal Wagner, M.D.
Evaxion Biotech  A/S
Comapany 18,
November   NameEvaxion
               2020      Biotech A/S
November
Page 2     18, 2020 Page 2
FirstName LastName
         pre-clinical studies" and EVX-03 "has shown highly encouraging data in inducing an antitumor effect." Efficacy is a determination that is solely within the authority of the
         FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these statements accordingly.
3. We note your disclosure that EDEN is able to identify novel and highly protective vaccine antigens within 48 hours and new product candidates can be produced to be tested in pre-
         clinical studies in weeks, that EDEN can identify vaccine candidates in a matter of weeks instead of years thus lowering the overall development time and that you have the ability to rapidly move from target identification to clinical development in as little as 18 months as demonstrated in your EVX-02 program. Please balance this disclosure by noting, if true, that there is no guarantee that you will be able to identify potential drug candidates in this timeframe in the future and revise these statements to remove any implication that you will be able to accelerate the development of your product candidates as such statements are speculative.
Our PIONEER Platform, page 2

4. Please briefly explain what the GAMP5 approach is on page 3 and what GxP compliance is on page 4.
Our EDEN Platform, page 4

5. Please provide the basis for your statement that "the ability of EDEN to predict protective vaccine antigens has been confirmed in pre-clinical models." Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

6. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Material Internal Control Weakness, page 20

7. Please expand the risk factor to disclose the number of additional accounting personnel you believe are needed to remediate your internal control weakness. Also, please state the estimated time period during which you plan to hire the additional personnel.
Critical Accounting Policies and Estimates
Ordinary Share Valuation, page 113

8. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the awards underlying your warrants and/or options and the reasons for any differences between the recent valuations of your units leading up to the
         IPO and the estimated offering price. This information will help facilitate our review of
 Lars Staal Wagner, M.D.
FirstName  LastNameLars  Staal Wagner, M.D.
Evaxion Biotech  A/S
Comapany 18,
November   NameEvaxion
               2020      Biotech A/S
November
Page 3     18, 2020 Page 3
FirstName LastName
         your accounting for equity issuances including unit-based compensation. Please discuss with the staff how to submit your response.
Our PIONEER Derived Immuno-Oncology Programs, page 126

9. We note that you do not appear to disclose p-values associated with the results shown in the graphics on pages 127, 131 and 133. If the results shown could be due to chance, please revise to make that clear.
Our Adaptive Vaccine Approach and RAVEN Process, page 145

10. We note your disclosure that you believe that your platform, once developed, will allow you "to rapidly identify, design and manufacture a best in class, second wave vaccine against COVID-19 that offers increased efficacy in a larger part of the human population."
         Please delete this statement as it appears to be speculative. In-Licensing, page 170

11. Please disclose the upfront licensing fee paid, the aggregate future milestone payments and the royalty term for the Pharma Jet agreement and file the agreement as an exhibit or tell us why you don't believe it is required to be filed. Once you have entered into the SSI agreement, please disclose the upfront licensing fee paid, the aggregate future milestone payments, the royalty rate on net sales and the royalty term and file the agreement as an exhibit or tell us why you do not believe it is required to be filed. Principal Shareholders, page 188

12. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Punga Punga C.V. Description of Share Capital, page 190

13. We note that you refer shareholders to, in part, applicable Danish law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.
Underwriting, page 222

14. We note your disclosure on page 92 that the initial public offering price for the ADSs was determined through negotiations with the underwriters. Please discuss the various factors considered in such determination. Refer to Item 9(A)(2) of Form 20-F. Lars Staal Wagner, M.D.
Evaxion Biotech A/S
November 18, 2020
Page 4

         You may contact Christine Torney at 202-551-3652 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,
FirstName LastNameLars Staal Wagner, M.D.
                                                         Division of
Corporation Finance
Comapany NameEvaxion Biotech A/S
                                                         Office of Life
Sciences
November 18, 2020 Page 4
cc:       Dwight A. Kinsey, Esq.
FirstName LastName